Exhibit 99.1

RISK FACTORS INCORPORATED BY REFERENCE TO OUR

DEFINITIVE PROXY STATEMENT

Risk Factors

The Management Agreement was not negotiated on an arm’s-length basis and the terms, including fees payable, may not be as favorable to us as if it were negotiated with an unaffiliated third party.

The Management Agreement was negotiated between related parties, and we did not have the benefit of arm’s-length negotiations of the type normally conducted with an unaffiliated third party. The terms of the Management Agreement, including fees payable, may not reflect the terms we may have received if it was negotiated with an unrelated third party. In addition, as a result of this relationship, we may choose not to enforce, or to enforce less vigorously, our rights under the Management Agreement because of our desire to maintain our ongoing relationship with our Manager.

We will have no employees and the Manager will be responsible for making all of our investment decisions. Certain of our current employees who will become the Manager’s employees are not required to devote any specific amount of time to our business, which could result in conflicts of interest.

If the Externalization Proposal is approved, we will have no employees, and the Manager will be responsible for making all of our investments. Certain of our current employees who will become the Manager’s employees are employees of PIA or its affiliates and these persons do not devote their time exclusively to us. The Manager’s executive officers are officers of PIA and have significant responsibilities to PIA. Because certain of our and our Manager’s employees are also responsible for providing services to PIA, they may not devote sufficient time to the management of our business operations.

We will be completely dependent upon the Manager who will provide services to us through the Management Agreement and we may not find suitable replacements for our Manager if the Management Agreement is terminated or such key personnel are no longer available to us.

If the Externalization Proposal is approved, because we will have no employees, we will be completely dependent on the Manager to conduct our operations pursuant to the Management Agreement. Our Manager has its own employees, which conduct its day-to-day operations. The Management Agreement does not require the Manager to dedicate specific personnel to our operations.

If we terminate the Management Agreement without cause, we may not, without the consent of the Manager, employ any employee of the Manager or any of its affiliates, or any person who has been employed by our Manager or any of its affiliates at any time within the two year period immediately preceding the date on which the person commences employment with us for two years after such termination of the Management Agreement. We will not have retention agreements with any of our officers. We believe that the successful implementation of our investment and financing strategies will depend upon the experience of certain of the Manager’s officers and employees. None of these individuals’ continued service is guaranteed. If the Management Agreement is terminated or these individuals leave the Manager, the Manager may be unable to replace them with persons with appropriate experience, or at all, and we may not be able to execute our business plan.

If we elect to not renew the Management Agreement without cause, we would be required to pay the Manager a substantial termination fee. These and other provisions in the Management Agreement make non-renewal of the Management Agreement difficult and costly.

Electing not to renew the Management Agreement without cause would be difficult and costly for us. With the consent of the majority of our independent directors, we may elect not to renew our Management Agreement after the initial term of the Management Agreement, which would expire on December 31, 2013, or upon the expiration of any automatic renewal term, both upon 180-days prior written notice. In addition, if we elect to not renew the agreement because of a decision by our board that the management fee is unfair, the Manager has the right to renegotiate a mutually agreeable management fee. If we elect to not renew the Management Agreement without cause, we are required to pay the Manager a termination fee equal to three times the average annual management fee earned by the Manager during the prior 24-month period immediately preceding the most recently completed month prior to the effective date of termination. These provisions may increase the effective cost to us of electing to not renew the Management Agreement.

The management fee is payable regardless of our performance.

The Manager would be entitled to receive a management fee from us that is based on the amount of our Equity (as defined in our Management Agreement), regardless of the performance of our investment portfolio. For example, we would pay our Manager a management fee for a specific period even if we experienced a net loss during the same period. The Manager’s entitlement to substantial nonperformance-based compensation may reduce its incentive to devote sufficient time and effort to seeking investments that provide attractive risk-adjusted returns for our investment portfolio. This in turn could harm our ability to make distributions to our stockholders and the market price of our common stock.

The fee structure of the Management Agreement may limit the Manager’s ability to retain access to its key personnel.

Under the terms of the Management Agreement, we would be required to pay the Manager a base management fee payable monthly in arrears in amount equal to one twelfth of 1.20% of our Equity. Our Equity is defined as our month-end stockholders’ equity, adjusted to exclude the effect of any unrealized gains or losses included in either retained earnings or OCI, each as computed in accordance with GAAP. The Management Agreement does not provide the Manager with an incentive management fee that would pay the Manager additional compensation as a result of meeting performance targets. Some of our externally-managed competitors pay their managers an incentive management fee, which could enable the manager to provide additional compensation to its key personnel. Thus, the lack of an incentive fee in the Management Agreement may limit the ability of the Manager to provide key personnel, with additional compensation for strong performance, which could adversely affect the Manager’s ability to retain these key personnel. If the Manager were not able to retain any of the key personnel that will be providing services to the Manager, it would have to find replacement personnel to provide those services. Those replacement key personnel may not be able to produce the same operating results as the current key personnel.